UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

General American Investors Company, Inc.

(Name of Issuer)

Common Stock, par value $ 1.00 per share

(Title of Class of Securities)

368802104

(CUSIP Number)

Spencer Davidson

530 Fifth Avenue, 26th Floor

New York, NY 10036

1-800-436-8401

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 368802104
1. Names of Reporting Persons.
Spencer Davidson

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO, PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
1,427,514

8. Shared Voting Power
21,784

9. Sole Dispositive Power
1,427,514

10. Shared Dispositive Power
21,784

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,449,298
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
6.11%
14. Type of Reporting Person
IN

ITEM 1. SECURITY AND ISSUER

This Schedule 13D is being filed to report the beneficial ownership of shares of common stock, $1.00 par value per share (the “Shares”), of General American Investors Company, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 530 Fifth Ave, New York, NY 10036.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed by Spencer Davidson, a citizen of the United States of America.

(b)	The principal business address of Mr. Davidson is 530 Fifth Ave, New York, NY 10036.

(c)	Mr. Davidson’s principle occupation is Chairman of General American Investors Company, Inc.

(d)	Mr. Davidson has not been, during the past five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Mr. Davidson has not been, during the past five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Share repurchases by the Company, termination/expiration of certain trusts, and reinvestment of dividends/distributions have resulted in the changes reported herein.

ITEM 4. PURPOSE OF TRANSACTION

Mr. Davidson acquired the Shares reported herein for investment purposes in the ordinary course of investing in securities for his own account. The purpose of this filing is to conform information reported to the December 31, 2023 Form 5 filing.

Other than as may have arisen in his capacity as a director of the Issuer, Mr. Davidson currently has no plans or proposals that relate to, or would result in, any of the matters listed in Item 4(a)-(j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 23,732,324 outstanding Shares as of December 31, 2023.

(c) Not applicable

Date of Transaction	Amount of Securities	Weighted Average Price per Share	Type

(d) Not applicable.

(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2024

By:	/s/ Spencer Davidson
Name:	Spencer Davidson